UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.6)

ArcelorMittal

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

03938L104

(CUSIP Number)

Gamal M. Abouali

Cleary Gottlieb Steen & Hamilton LLP

12, rue de Tilsitt

75008 Paris

France

+33.1.40.74.68.00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03938L104
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HSBC Trustee (C.I.) Limited, as trustee of the Platinum Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 637,338,263
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 637,338,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 637,338,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 03938L104
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lakshmi N. Mittal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 621,600
	8	SHARED VOTING POWER 637,338,263
	9	SOLE DISPOSITIVE POWER 621,600
	10	SHARED DISPOSITIVE POWER 637,338,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 637,959,863
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Usha Mittal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,000
	8	SHARED VOTING POWER 637,338,263
	9	SOLE DISPOSITIVE POWER 45,000
	10	SHARED DISPOSITIVE POWER 637,338,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 637,383,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Grandel Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Gibraltar
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 637,338,263
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 637,338,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 637,338,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.2%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lumen Investments S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 525,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 525,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ispat International Investments, S.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 112,338,263
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 112,338,263
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,338,263
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 03938L104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mittal Investments S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON HC

This Amendment No. 6 (the “Sixth Amendment”) to Schedule 13D amends and supplements Amendment No. 5 to Schedule 13D, filed April 12, 2010 (the “Fifth Amendment”), Amendment No. 4 to Schedule 13D, filed May 8, 2009, Amendment No. 3 to Schedule 13D, filed April 3, 2009, Amendment No. 2 to Schedule 13D, filed November 20, 2007, Amendment No. 1 to Schedule 13D, filed August 30, 2006, as well as the statement on Schedule 13D originally filed on December 27, 2004 (as amended, the “Statement”), with the Securities and Exchange Commission (the “Commission”), by the Reporting Persons (as defined below), relating to the Ordinary Shares, without nominal value, of ArcelorMittal (“ArcelorMittal Shares”), a company organized under the laws of The Grand Duchy of Luxembourg (“ArcelorMittal” or the “Company”) and the successor entity by merger to Mittal Steel Company N.V., a company organized under the laws of the Netherlands (“Mittal Steel”). The principal executive offices of ArcelorMittal are located at 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg. Unless otherwise indicated, capitalized terms used but not defined in this Sixth Amendment have the meanings ascribed to such terms in the Statement.

Item 2. Identity and Background.

The response set forth in Item 2 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

This Statement is being jointly filed by Mr. Lakshmi N. Mittal (“Mr. Mittal”), Mrs. Usha Mittal (“Mrs. Mittal”), Ispat International Investments, S.L., a company organized under the laws of Spain (“International”), Mittal Investments S.à r.l., a limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg (“Mittal Investments”), HSBC Trustee (C.I.) Limited, a company organized under the laws of Jersey (Channel Islands) in its capacity as a trustee of the Platinum Trust (as defined below) (the “Trustee”), Grandel Limited, a company organized under the laws of Gibraltar (“Grandel”) and Lumen Investments S.à r.l.,  a limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg (“Lumen” and, together with Mr. Mittal, Mrs. Mittal, International, Mittal Investments, the Trustee, and Grandel, the “Reporting Persons”, and each, a “Reporting Person”).

Trustee

The Trustee is a company organized under the laws of Jersey (Channel Islands). The address of the Trustee is P.O. Box 88, 1 Grenville Street, St Helier, Jersey, JE4, 9PF, Channel Islands. The Trustee is in the business of providing trust administration services. The Trustee, as trustee of the Platinum Settlement  (the “Platinum Trust”), a trust administered by the Trustee pursuant to a trust deed dated June 18, 2010 (the “Platinum Trust Deed”), and solely in this capacity, holds 70% of the voting shares of Grandel.

Set forth on Schedule C to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each executive officer and director of the Trustee and (e) the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than the Trustee, as the case may be, for which such information is set forth.

Mr. Mittal

Mr. Mittal is a citizen of the Republic of India. His principal business address is c/o ArcelorMittal Limited, Berkeley Square House, 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom. Mr. Mittal’s principal occupation is CEO and Chairman of the Board of Directors of ArcelorMittal.

Mrs. Mittal

Mrs. Mittal is a citizen of the Republic of India. Her principal business address is c/o ArcelorMittal Limited, Berkeley Square House, 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom. Mrs. Mittal is the wife of Mr. Mittal.

Grandel

Grandel is a company organized under the laws of Gibraltar.  Mr. Mittal, Mrs. Mittal and the Trustee, as trustee of the Platinum Trust, share beneficial ownership of a controlling interest in Grandel as a result of the Trustee’s ownership of 70% of the Grandel Class A voting shares held in the Platinum Trust and pursuant to the terms of the Platinum Trust Deed.  (HSBC Trustee (C.I.) Limited, as trustee of the Silver Settlement (the “Silver Trust”) pursuant to a trust deed dated June 18, 2010, and solely in that capacity, owns the other 30% of the Class A voting shares of Grandel.)  The address of the principal office of Grandel is 57/63 Line Wall Road, Gibraltar. Grandel’s primary business is to act as a holding company. Grandel indirectly owns 100% of the share capital of Lumen and International.

Set forth on Schedule D to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each executive officer and director of Grandel and (e) the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Grandel, as the case may be, for which such information is set forth.

Lumen

Lumen is a limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg. Lumen is an indirect wholly owned subsidiary of Grandel. The address of the principal office of Lumen is 65, Boulevard Grand-Duchesse Charlotte, L-1331 Luxembourg. Lumen is a holding company whose primary business is holding shares of ArcelorMittal.

Set forth on Schedule E to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each executive officer and director of Lumen and (e) the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Lumen, as the case may be, for which such information is set forth.

International

International is a company organized under the laws of Spain. International is an indirect wholly owned subsidiary of Grandel. The address of the principal office of International is Calle Emilio Castelar 4-3, Oficina 307, 35007, Las Palmas de Gran Canaria, Spain. International is a holding company whose primary business is holding shares of ArcelorMittal.

Set forth on Schedule A to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each executive officer and director of International and (e) the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than International, as the case may be, for which such information is set forth.

Mittal Investments

Mittal Investments is a limited liability company (société à responsabilité limitée) organized under the laws of Luxembourg.  The address of the principal office of Mittal Investments is 65, Boulevard Grande-Duchesse Charlotte, L-1331 Luxembourg, Luxembourg. Mittal Investments is a company whose primary business is to act as a holding company for investments made by its shareholders.  Following the filing of this Sixth Amendment, Mittal Investments will no longer be a Reporting Person with respect to ArcelorMittal.

Set forth on Schedule B to this Statement, and incorporated herein by reference, is the (a) name, (b) business address, (c) present principal occupation or employment and (d) citizenship of each executive officer and director of Mittal Investments and (e) the name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than Mittal Investments, as the case may be, for which such information is set forth.

During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedules A through E to this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

The response set forth in Item 3 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

As described in Item 4 below, certain shares have been transferred between Reporting Persons as part of the reorganization the holding company structure through which Mr. and Mrs. Mittal held their indirectly owned ArcelorMittal Shares, which reorganization was conducted prior to the settlement of the Grandel shares into the Platinum Trust. The transfer of ownership of International and of the ArcelorMittal Shares formerly owned by Mittal Investments to Grandel and companies indirectly wholly owned by Grandel was made in exchange for newly issued shares of Grandel and such companies, respectively.  The transfers by Mr. and Mrs. Mittal of Grandel shares to the Platinum Trust were done without consideration in connection with their settlement into trust.

In May 2010, Mr. Mittal exercised options to purchase 80,000 ArcelorMittal Shares, and Mrs. Mittal exercised options to purchase 20,000 ArcelorMittal Shares, each at an exercise price of $8.57 per share.  Personal funds were used to pay the exercise price for such shares, which were acquired from the Company.  In addition, as of August 2010, 60,000 options to acquire ArcelorMittal Shares will vest with Mr. Mittal pursuant to ArcelorMittal’s global stock option plan.  Other than as set forth above, no new ArcelorMittal Shares have been acquired by, and no options have been exercised by or granted to, any of the Reporting Persons since the filing of the Fifth Amendment by the Reporting Persons.

Item 4. Purpose of Transaction.

The response set forth in Item 4 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

The description of the Platinum Trust Deed set forth in Item 6 of this Sixth Amendment below is incorporated herein by reference.

Mr. and Mrs. Mittal reorganized the holding company structure through which they held substantially all of their ArcelorMittal Shares.  As a first step, they transferred or caused to be transferred the ownership of International and the ArcelorMittal Shares formerly owned by Mittal Investments to companies indirectly wholly owned by Grandel, a company then 100% jointly owned by Mr. Mittal and Mrs. Mittal. Mr. and Mrs. Mittal then settled without consideration 70% of the Class A voting shares of Grandel to the Platinum Trust.  The Grandel Class A voting shares have no economic rights in Grandel (i.e., no rights to dividends or other distributions), but have the power to vote, subject to certain limited exceptions, on any matters permitted or required to be voted on by shareholders of Grandel, including the election of the directors of Grandel.  Mr. and Mrs. Mittal and their two children are the beneficiaries under the Platinum Trust Deed.

The Trustee, as the owner of 70% of the Grandel Class A voting shares in its capacity as Trustee under the Platinum Trust Deed, has (subject to its obligations under the Platinum Trust Deed and its obligations as a fiduciary under applicable law) direct and indirect control of the management bodies of Grandel and its wholly owned subsidiaries, including International and Lumen, the direct owners of the ArcelorMittal Shares.  Therefore, as a result of the reorganization, the Trustee acquired beneficial ownership of substantially all of the ArcelorMittal Shares owned by Mr. and Mrs. Mittal prior to the reorganization.

Additionally, HSBC Trustee (C.I.) Limited, as trustee of the Silver Trust (and solely in this capacity), owns the other 30% of the Class A voting shares of Grandel.  Such shares were settled without consideration by Mr. and Mrs. Mittal to the Silver Trust contemporaneously with their settlement of 70% of the Grandel Class A voting shares as described above.  Mr. Mittal, Mrs. Mittal and their two children are the beneficiaries of the Silver Trust.

The description of the Memorandum of Understanding (the “MOU”) set forth in Item 6 of this Sixth Amendment below is incorporated herein by reference.

Each of the Reporting Persons beneficially owning ArcelorMittal Shares intends to review its investment in ArcelorMittal on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, subject to the limitations imposed on such party by the MOU, as amended, and the terms of the Platinum Trust Deed (a) to acquire additional securities of ArcelorMittal, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of ArcelorMittal owned by it in the open market, in privately negotiated transactions, in one or more registered public offerings or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: ArcelorMittal’s business and prospects; other developments concerning ArcelorMittal and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and financial and stock market conditions, including the market price of the ArcelorMittal Shares.

Other than as disclosed in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of ArcelorMittal, or the disposition of securities of ArcelorMittal;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ArcelorMittal or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of ArcelorMittal or of any of its subsidiaries;

(d) Any change in the present board of directors or management of ArcelorMittal, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of ArcelorMittal;

(f) Any other material change in ArcelorMittal’s business or corporate structure;

(g) Changes in ArcelorMittal’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ArcelorMittal by any person;

(h) A class of securities of ArcelorMittal being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of ArcelorMittal becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) International is the direct beneficial owner of 112,338,263 ArcelorMittal Shares, representing 7.4% of the ArcelorMittal Shares outstanding.

Lumen is the direct beneficial owner of 525,000,000 ArcelorMittal Shares, representing 34.8% of the ArcelorMittal Shares outstanding.

Grandel is the indirect beneficial owner of 637,338,263 ArcelorMittal Shares, representing 42.2% of the ArcelorMittal Shares, by virtue of its 100% indirect ownership of Lumen and International.

The Trustee is the indirect beneficial owner of 637,338,263 ArcelorMittal Shares, representing 42.2% of the ArcelorMittal Shares, by virtue of its beneficial ownership of 70% of the Class A voting shares of Grandel, as discussed in greater detail in Item 4 above.

Mr. Mittal is the direct owner of 221,200 ArcelorMittal Shares and holds options to acquire an additional 400,000 ArcelorMittal Shares, together representing less than 0.1% of the ArcelorMittal Shares outstanding. Furthermore, Mr. Mittal holds voting rights over 400 restricted ArcelorMittal shares through the ArcelorMittal Employee Share Purchase Plans implemented in 2008 and 2009, but does not have the power to dispose of such shares until they become unrestricted in November 2011 and November 2012, with 200 shares becoming unrestricted each year.  Additionally, under the terms of the Platinum Trust Deed, Mr. Mittal shares with Mrs. Mittal and the Trustee beneficial ownership of Grandel and accordingly Mr. Mittal is the beneficial owner of 637,959,863 ArcelorMittal Shares representing 42.2% of the ArcelorMittal Shares outstanding.

Mrs. Mittal is the direct owner of 45,000 ArcelorMittal Shares representing less than 0.1% of the ArcelorMittal Shares outstanding.  Additionally, under the terms of the Platinum Trust Deed, Mrs. Mittal shares with Mr. Mittal and the Trustee beneficial ownership of Grandel and accordingly Mrs. Mittal is the beneficial owner of 637,383,263 ArcelorMittal Shares representing 42.2% of the ArcelorMittal Shares outstanding.

After the completion of the transactions described in Item 4 above, Mittal Investments no longer has any direct or indirect beneficial ownership of any ArcelorMittal Shares.

The calculation of the foregoing percentages is based on 1,510,426,218 ArcelorMittal Shares outstanding as of May 31, 2010.

(b) International has the power to vote or to direct the vote or dispose or direct the disposition of 112,338,263 ArcelorMittal Shares. International shares this power with Mr. Mittal, Mrs. Mittal, the Trustee and Grandel by virtue of their indirect beneficial ownership of International. Accordingly, International shares with the persons specified in the immediately preceding sentence, the power to vote or to direct the vote or dispose or direct the disposition of 112,338,263 ArcelorMittal Shares beneficially owned by International, representing 7.4% of the ArcelorMittal Shares outstanding.

Lumen has the power to vote or to direct the vote or dispose or direct the disposition of 525,000,000 ArcelorMittal Shares, which it shares with Mr. Mittal, Mrs. Mittal, the Trustee and Grandel, by virtue of their indirect beneficial ownership of Lumen. Accordingly, Lumen shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 525,000,000 ArcelorMittal Shares, representing 34.8% of the ArcelorMittal Shares outstanding.

Grandel has the power to vote or to direct the vote or dispose or direct the disposition of 637,338,263 ArcelorMittal Shares, which it shares with Mr. Mittal, Mrs. Mittal and the Trustee, by virtue of the Trustee’s ownership of 70% of the Grandel voting shares and the terms of the Platinum Trust Deed, as well as with International and Lumen as described in the preceding two paragraphs. Accordingly, Grandel shares the power to vote or to direct the vote or dispose or direct the disposition of 637,338,263 ArcelorMittal Shares, representing 42.2% of the ArcelorMittal Shares outstanding.

The Trustee (subject to its obligations under the Platinum Trust Deed and its obligations as a fiduciary under applicable law) has the power to vote or to direct the vote or dispose or direct the disposition of 637,338,263 ArcelorMittal Shares, which it shares with Mr. Mittal and Mrs. Mittal by virtue of their shared beneficial ownership of Grandel, as well as with International, Lumen and Grandel as described in the preceding three paragraphs. Accordingly, the Trustee shares with the persons specified in the immediately preceding sentence the power to vote or to direct the vote or dispose or direct the disposition of 637,338,263 ArcelorMittal Shares, representing 42.2% of the ArcelorMittal Shares outstanding.

Mr. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 221,200 ArcelorMittal Shares that he owns directly and would have the sole power to vote or to direct the vote or dispose or direct the disposition of the 400,000 ArcelorMittal Shares that are the subject of the options he holds, assuming exercise of such options, together representing less than 0.1% of the ArcelorMittal Shares outstanding.  Furthermore, Mr. Mittal holds voting rights over 400 restricted ArcelorMittal shares through the ArcelorMittal Employee Share Purchase Plans implemented in 2008 and 2009, but does not have the power to dispose of such shares until they become unrestricted in November 2011 and November 2012, with 200 shares becoming unrestricted each year.  Mr. Mittal, Mrs. Mittal and the Trustee also share beneficial ownership of Grandel by virtue of the Trustee’s ownership of 70% of the Grandel voting shares and pursuant to the terms of the Platinum Trust Deed, thereby sharing power to vote or to direct the vote or dispose or direct the disposition of ArcelorMittal Shares as described in the preceding four paragraphs. Accordingly, Mr. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 637,959,863 ArcelorMittal Shares beneficially owned by him, representing 42.2% of the ArcelorMittal Shares outstanding.  See Item 6 below regarding Mr. Mittal’s and Mrs. Mittal’s shared beneficial ownership of Grandel with the Trustee.

Mrs. Mittal has the sole power to vote or to direct the vote or dispose or direct the disposition of the 45,000 ArcelorMittal Shares that she owns directly representing less than 0.1% of the ArcelorMittal Shares outstanding.  Mrs. Mittal, Mr. Mittal and the Trustee also share beneficial ownership of Grandel by virtue of the Trustee’s ownership of 70% of the Grandel voting shares and pursuant to the terms of the Platinum Trust Deed, thereby sharing power to vote or to direct the vote or dispose or direct the disposition of ArcelorMittal Shares as described in the preceding five paragraphs. Accordingly, Mrs. Mittal shares the power to vote or to direct the vote or dispose or direct the disposition of 637,383,263 ArcelorMittal Shares beneficially owned by her, representing 42.2% of the ArcelorMittal Shares outstanding.  See Item 6 below regarding Mrs. Mittal’s and Mr. Mittal’s shared beneficial ownership of Grandel with the Trustee.

After the completion of the transactions described in Item 4 above, Mittal Investments no longer has the sole or shared power to vote, or direct the vote, or the sole or shared power to dispose of, or direct the disposition of, any ArcelorMittal shares.

The calculation of the foregoing percentages is based on 1,510,426,218 ArcelorMittal Shares outstanding as of May 31, 2010.

(c) As part of the entry into the Platinum Trust Deed and the transactions described elsewhere in this Statement, on June 21, 2010 the ArcelorMittal Shares formerly owned by Mittal Investments (i.e., 525,000,000 shares) were transferred between entities owned and controlled by Mr. and Mrs. Mittal.  Such transactions were effected in off-market transactions by valuing each ArcelorMittal Share at the closing price on Euronext Paris on the preceding trading day.

Except as disclosed in this Statement, none of the Reporting Persons has effected any transaction in the ArcelorMittal Shares during the past 60 days.

(d) The share capital of Grandel consists of Class A voting shares and Class B non-voting, economic shares.  The non-voting Class B shares of Grandel entitle the holders thereof to economic rights in Grandel, with limited voting rights.  Currently the Class B shares are held directly or indirectly by a series of four trusts, the beneficiaries of which are Mr. and Mrs. Mittal and/or certain of their family members.  The holders of the Class B shares of Grandel would receive any dividends paid by Grandel, which dividends may include dividends paid by ArcelorMittal to International and Lumen or proceeds of the sales by such entities of ArcelorMittal Shares. Grandel and certain of its wholly-owned subsidiaries (other than International) have implemented a dividend policy providing for distribution of net income and proceeds of sales of assets, subject to certain limitations.

To the best knowledge of the Reporting Persons, and except as described in Item 4 above or as otherwise disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from the ArcelorMittal Shares beneficially owned by the Reporting Persons.

(e) Mittal Investments ceased to be the beneficial owner of more than five percent of the ArcelorMittal Shares on June 21, 2010 by virtue of the reorganization transactions described in Item 4 above.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with the following:

Memorandum of Understanding

On June 25, 2006, Mr. Mittal, Mrs. Mittal, International and Mittal Investments entered into a Memorandum of Understanding (the “MOU”) with Mittal Steel and Arcelor S.A., a société anonyme incorporated under the laws of Luxembourg (“Arcelor”) in connection with Mittal Steel’s outstanding tender offer for Arcelor’s outstanding equity securities (the “Offer”), pursuant to which Mr. Mittal, Mrs. Mittal, International and Mittal Investments agreed to certain undertakings regarding the governance of the combined Mittal Steel / Arcelor group and certain related matters.  (In connection with the reorganization described elsewhere in this Statement, Lumen agreed to be bound by the undertakings applicable to Mittal Investments under the MOU.)  Certain provisions of the MOU relating to corporate governance were incorporated into the Articles of Association of the Company at the extraordinary general meeting of shareholders on November 5, 2007.  The following summarizes certain provisions of the MOU that remain in effect at the date of the Statement.

The parties agreed that any transaction between the Company (including any of its subsidiaries) and its directors or any of its affiliates will be conducted on an arms’ length basis and, if material, require approval of the independent directors. The Company’s Board of Directors will be entitled to request the assistance of expert advisers, as it deems necessary and appropriate from time to time in connection with any key strategic decision.

Mr. and Mrs. Mittal (collectively, the “Significant shareholder”) agreed not to acquire, directly or indirectly, ownership or control of an amount of shares in the capital stock of the Company exceeding the percentage of shares in the Company that it owned or controlled following completion of the Offer, subsequent offer and compulsory buy-out, except with the prior written consent of a majority of the independent directors on the Company’s Board of Directors. Any shares acquired in violation of this restriction will be deprived of voting rights and shall be promptly sold by the Significant shareholder.

Notwithstanding the above, if (and whenever) the Significant shareholder holds, directly and indirectly, less than 45% of the then-issued Company shares, the Significant shareholder may purchase (in the open market or otherwise) Company shares up to such 45% limit. In addition, the Significant shareholder is also permitted to own and vote shares in excess of the threshold mentioned in the immediately preceding paragraph or the 45% limit mentioned above, if such ownership results from (a) subscription for shares or rights in proportion to its existing shareholding in the Company where other shareholders have not exercised the entirety of their rights or (b) any passive crossing of this threshold resulting from a reduction of the number of Company shares (e.g., through self-tender offers or share buy-backs) if, in respect of (b) only, the decisions to implement such measures were taken at a shareholders’ meeting in which the Significant shareholder did not vote or by the Company’s Board of Directors with a majority of independent directors voting in favor.

Once the Significant shareholder exceeds (i) the percentage of shares in the Company owned or controlled by the Significant shareholder following completion of the Offer, subsequent offer and compulsory buy-out or (ii) the 45% limit, as the case may be, as a consequence of any corporate event set forth in (a) or (b) above, it shall not be permitted to increase the percentage of shares it owns or controls in any way except as a result of subsequent occurrences of the corporate events described in (a) or (b) above, or with the prior written consent of a majority of the independent directors on the Company’s Board of Directors.

On March 14, 2008, the Board of Directors unanimously acknowledged that the Company’s 44 million share buy-back program (which was unanimously approved by the Board of Directors) may lead the Significant shareholder to cross the 45% threshold provided in the MOU as described above.

Finally, the Significant shareholder is also permitted to own and vote shares in excess of (i) the percentage of shares in the Company owned or controlled by the Significant shareholder following completion of the Offer, subsequent offer and compulsory buy-out or (ii) the 45% limit mentioned above if it acquires the excess shares in the context of a takeover bid by a third party and (a) a majority of the independent directors of the Company’s Board of Directors consents in writing to such acquisition by the Significant shareholder or (b) the Significant shareholder acquires such shares in an offer for all of the shares of the Company.

During the five-year period following the settlement date of the Offer (that is, until August 1, 2011), the Significant shareholder agreed not to transfer (and to cause its affiliates not to transfer) directly or indirectly any of the shares in the Company that it holds without the approval of a majority of the independent directors of the Company, other than in connection with (i) an acquisition proposal by a third party recommended by the majority of the independent directors of the Company or (ii) the tender of shares by the Significant shareholder in a self-tender offer by the Company. As an exception to the foregoing, during the period from the second anniversary of the settlement date of the Offer until the end of the above-referenced five-year lock-up period, the Significant shareholder may sell an amount of shares not exceeding 5% of the Company’s then-outstanding share capital without the consent of a majority of the Company’s independent directors.

For so long as the Significant shareholder holds at least 15% of the outstanding shares of the Company or has representatives on the Company’s Board of Directors or Group Management Board, the Significant shareholder and its affiliates will not be permitted to invest in, or carry on, any business competing with the Company, except for PT. Ispat Indo.

The foregoing summary of the terms of the MOU should be read in conjunction with the full text of the MOU and the summary of the amendments thereto, copies of which are included as Exhibit 4 and Exhibit 5, respectively, to this Statement and are incorporated herein by reference.

Shareholder’s Agreement

A shareholder’s and registration rights agreement was entered into as of August 13, 1997 by the Company (through its predecessor, Ispat International N.V.), LNM Holdings S.L., (subsequently renamed Ispat International Investments, S.L.) and Mr. Mittal (the “Shareholder’s Agreement”). The Shareholder’s Agreement contains provisions relating to demand registration rights, piggy-back rights and lockups, among others.

The foregoing summary of the terms of the Shareholder’s Agreement is qualified in its entirety by reference to the full text of the Shareholder’s Agreement, a copy of which is included as Exhibit 3 to this Statement and is incorporated herein by reference.

The Platinum Trust Deed

Mr. Mittal, Mrs. Mittal and the Trustee executed the Platinum Trust Deed establishing the Platinum Trust on June 18, 2010 and on June 21, 2010 contributed 70% of the Class A voting shares of Grandel to the Platinum Trust.  Mr. and Mrs. Mittal and their two children are the beneficiaries under the Platinum Trust Deed.

Under applicable law, a trust is a legally binding arrangement whereby a person or persons (in this case Mr. and Mrs. Mittal) transfer(s) assets to a trustee (in this case the Trustee), to be held in trust for the benefit of the trust’s beneficiaries.  The Trustee has a fiduciary responsibility to the trust beneficiaries. The Trustee is as a matter of law bound to administer the assets in the trust for the benefit of the beneficiaries alone.

Pursuant to the terms of the Platinum Trust Deed, Mr. Mittal is appointed as the initial “protector” of the trust.  Certain actions specified in the Platinum Trust Deed, including disposing of any assets held in the Platinum Trust or any asset held by corporate bodies of which the equity interests are held as part of the Platinum Trust or subsidiaries of such companies, require Mr. Mittal’s prior or simultaneous consent. For example, the Trustee cannot cause the disposition of ArcelorMittal Shares without the prior or simultaneous consent of Mr. Mittal.  As the protector, Mr. Mittal also has the ability to dismiss the Trustee and appoint a new trustee at any time, with or without cause. Such dismissal and appointment requires the approval of Mrs. Mittal during her lifetime.  In light of their ability to dismiss the Trustee and appoint a new trustee at any time, with or without cause, and their other rights under the Platinum Trust Deed, pursuant to Rule 13d-3(d) under the Act each of Mr. Mittal and Mrs. Mittal are deemed to be the beneficial owners of the shares of Grandel held by the Trustee in trust under the Platinum Trust Deed, and therefore are also deemed to be beneficial owners of the ArcelorMittal Shares owned indirectly by Grandel through its subsidiaries International and Lumen.

The foregoing summary of the terms of the Platinum Trust Deed is qualified by reference to the full text of the Platinum Trust Deed, a copy of which is included as Exhibit 6 to this Statement and is incorporated herein by reference.

Additionally, HSBC Trustee (C.I.) Limited, as trustee of the Silver Trust (and solely in that capacity), owns 30% of the Class A voting shares of Grandel.  Such shares were contributed by Mr. and Mrs. Mittal to be held in trust in the Silver Trust contemporaneously with their contribution of 70% of the Grandel Class A voting shares to the Platinum Trust as described above. Mr. Mittal, Mrs. Mittal and their two children are the beneficiaries of the Silver Trust.  The terms of the trust deed for the Silver Trust are substantially the same as the terms of the Platinum Trust Deed.

Articles of Association of Grandel

The non-voting Class B shares of Grandel entitle the holders thereof to economic rights in Grandel, with limited voting rights.  Currently the Class B shares are held directly or indirectly by a series of four trusts, the beneficiaries of which are Mr. and Mrs. Mittal and/or certain of their family members.  The holders of the Class B shares of Grandel would receive any dividends paid by Grandel in accordance with the dividend policies implemented in the organizational documents of Grandel and certain of its subsidiaries (other than International), which dividends may include the pass-through of dividends paid by ArcelorMittal to International and Lumen or proceeds of the sales by such entities of ArcelorMittal Shares.  The limited voting rights of holders of Class B shares include the right to appoint two representatives, who have a consent right with respect to the granting of certain liens over any interest held in certain Grandel subsidiaries (other than International) and/or ArcelorMittal.

The foregoing summary of the terms of the Articles of Incorporation of Grandel is qualified in its entirety by reference to the full text of the Articles of Incorporation of Grandel, a copy of which is included as Exhibit 6 to this Statement and is incorporated herein by reference.

To the knowledge of the Reporting Persons, except as specified in this Statement, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of ArcelorMittal, including but not limited to transfer or voting of any of the securities of ArcelorMittal, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of ArcelorMittal.

Item 7.	Material to be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description

1
Joint Filing Agreement, dated as of June 21, 2010, among Mr. Lakshmi N. Mittal, Mrs. Usha Mittal, Ispat International Investments, S.L., and Mittal Investments, S.à r.l., Lumen Investments S.à r.l., Grandel Limited and HSBC Trustee (C.I.) Limited (filed herewith)

2*	Acquisition Agreement, dated as of October 24, 2004, between Ispat International N.V. and Richmond Investment Holdings Limited.
3*	Shareholder’s Agreement, dated as of August 13, 1997, among Ispat International N.V., LNM Holdings S.L. and Mr. Lakshmi N. Mittal.
4**
Memorandum of Understanding, dated June 25, 2006, between Arcelor S.A., Mittal Steel Company N.V. and and Mr. Lakshmi N. Mittal and Mrs. Usha Mittal acting directly and through Mittal Investments S.à r.l. and ISPAT International Investments S.L.

5***	Form 6-K of ArcelorMittal, dated April 17, 2008, describing certain amendments to the Memorandum of Understanding entered into in the context of the offer of Mittal Steel for Arcelor.
6	Platinum Settlement Trust Deed among Lakshmi N. Mittal and Usha Mittal as the settlors and HSBC Trustee (C.I.) Limited as trustee, dated June 18, 2010 (filed herewith)
7	Articles of Association of Grandel Limited (filed herewith)
*	Previously filed as an Exhibit to the Schedule 13D filed with the Commission on December 27, 2004.

**	Incorporated by reference to Exhibit 99.1 of Mittal Steel Company N.V.’s Form 6-K furnished to the Commission on June 29, 2006.

***	Incorporated by reference to Form 6-K of ArcelorMittal furnished to the Commission on April 17, 2008.

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 23, 2010

/s/ Lakshmi N. Mittal
Lakshmi N. Mittal

/s/ Usha Mittal
Usha Mittal

ISPAT INTERNATIONAL INVESTMENTS, S.L.

By:	/s/ Sudhir Maheshwari
Name: Sudhir Maheshwari
Title: Director

By:	/s/ P. H. Merks
Name: P. H. Merks
Title: Director

MITTAL INVESTMENTS S.À.R.L.
By:	/s/ Benoît Nasr
Name: Benoît Nasr
Title: Manager B

By:	/s/ Rajan Tandon
Name: Rajan Tandon

HSBC TRUSTEE (C.I.) LIMITED, as Trustee of the Platinum Settlement Trust Deed

By:	/s/ Stephen Le Seeleur
Name: Stephen Le Seeleur
Title: Authorised Signatory

By:	/s/ Antony Hind
Name: Antony Hind
Title: Authorised Signatory

GRANDEL LIMITED

By:	/s/ Michael Castiel
Name: Michael Castiel
Title: Director

LUMEN INVESTMENTS S.À.R.L.

By:	/s/ Cédric Bradfer
Name: Cédric Bradfer
Title: Manager A

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING ISPAT INTERNATIONAL INVESTMENTS, S.L.

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Mr. Sudhir Maheshwari	Berkeley Square House 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom	Group Management Board Member, ArcelorMittal	Berkeley Square House 7th Floor, Berkeley Square, London, W1J 6DA, United Kingdom	India
Ms. Petronella H. (Nanette) Merks	Eemhavenweg 70 3089 KH Rotterdam, The Netherlands	Executive, Mittal Investments	Eemhavenweg 70 3089 KH Rotterdam, The Netherlands	Netherlands
Mr. Jaime Dominguez Salgado	C/ Emilio Castelar 4-3, Oficina 307, 35007, Las Palmas de Gran Canaria, Spain	Executive, MUNDIAUDIT SL	C/ Emilio Castelar 4-3, Oficina 307, 35007, Las Palmas de Gran Canaria, Spain	Spain

A-1

SCHEDULE B

ADDITIONAL INFORMATION CONCERNING MITTAL INVESTMENTS S.À R.L.

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Mr. Rajan Tandon	Berkeley Square House 3rd Floor, Berkeley Square, London, W1J 6BU, United Kingdom	Vice President, Finance, Mittal Investments	Berkeley Square House 3rd Floor, Berkeley Square, London, W1J 6BU, United Kingdom	British
Mr. Sanjay Shukla	101 Cecil Street #18-08 Tong Eng Building Singapore 069533	Executive, Mittal Investments	101 Cecil Street #18-08 Tong Eng Building Singapore 069533	India
Mr. Benoît Nasr	65, Boulevard Grande-Duchesse Charlotte, L-1331, Luxembourg, Luxembourg	Employee Director	Intertrust (Luxembourg) S.A., Trust Services 65, boulevard Grande-Duchesse Charlotte L-1331 Luxembourg	Belgium
Mr. Jean-Christophe Dauphin	65, Boulevard Grande-Duchesse Charlotte, L-1331, Luxembourg, Luxembourg	Employee Team Manager	Intertrust (Luxembourg) S.A., Trust Services 65, boulevard Grande-Duchesse Charlotte L-1331 Luxembourg	France

B-1

SCHEDULE C

ADDITIONAL INFORMATION CONCERNING HSBC TRUSTEES (C.I.) LIMITED

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Jacquelyn Karen Marsh	PO Box 88, 1 Grenville Street, St Helier Jersey, JE4 9PF	Trust Director	HSBC Trustee (C.I.) Limited, Trust Company and Insurance Mediation as regulated by the JFSC. PO Box 88, 1 Grenville Street, St Helier, Jersey, JE4 9PF	British
Stephen John Le Seelleur	PO Box 88, 1 Grenville Street, St Helier Jersey, JE4 9PF	Trust Director	HSBC Trustee (C.I.) Limited, Trust Company and Insurance Mediation as regulated by the JFSC. PO Box 88, 1 Grenville Street, St Helier, Jersey, JE4 9PF	British
Mathew Francis Litten	PO Box 88, 1 Grenville Street, St Helier Jersey, JE4 9PF	Trust Director	HSBC Trustee (C.I.) Limited, Trust Company and Insurance Mediation as regulated by the JFSC. PO Box 88, 1 Grenville Street, St Helier, Jersey, JE4 9PF	British
Kulvinder Singh	PO Box 88, 1 Grenville Street, St Helier Jersey, JE4 9PF	Head of GWS Offshore Islands	HSBC Trustee (C.I.) Limited, Trust Company and Insurance Mediation as regulated by the JFSC. PO Box 88, 1 Grenville Street, St Helier, Jersey, JE4 9PF	British

C-1

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Kim Smart	PO Box 88, 1 Grenville Street, St Helier Jersey, JE4 9PF	Finance and Planning Director	HSBC Trustee (C.I.) Limited, Trust Company and Insurance Mediation as regulated by the JFSC. PO Box 88, 1 Grenville Street, St Helier, Jersey, JE4 9PF	British
Ursula Elliott	PO Box 88, 1 Grenville Street, St Helier Jersey, JE4 9PF	Director	HSBC Trustee (C.I.) Limited, Trust Company and Insurance Mediation as regulated by the JFSC. PO Box 88, 1 Grenville Street, St Helier, Jersey, JE4 9PF	British
Stephen Skelly	PO Box 88, 1 Grenville Street, St Helier Jersey, JE4 9PF	Head of Europe, GWS	HSBC Trustee (C.I.) Limited, Trust Company and Insurance Mediation as regulated by the JFSC. PO Box 88, 1 Grenville Street, St Helier, Jersey, JE4 9PF	British
Stuart Taylor	PO Box 88, 1 Grenville Street, St Helier Jersey, JE4 9PF	Managing Director, Private Banking	HSBC Trustee (C.I.) Limited, Trust Company and Insurance Mediation as regulated by the JFSC. PO Box 88, 1 Grenville Street, St Helier, Jersey, JE4 9PF	British

C-2

SCHEDULE D

ADDITIONAL INFORMATION CONCERNING GRANDEL LIMITED

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Cheam Directors Limited	57/63 Line Wall Road, Gibraltar	Corporate Director	Line Management Services Limited, Corporate Management, 57/63 Line Wall Road, Gibraltar	Gibraltar
Stawell Services Limited	57/63 Line Wall Road, Gibraltar	Corporate Director	Line Management Services Limited, Corporate Management, 57/63 Line Wall Road, Gibraltar	Gibraltar
Stawell Investments Limited	57/63 Line Wall Road, Gibraltar	Corporate Director	Line Management Services Limited, Corporate Management, 57/63 Line Wall Road, Gibraltar	Gibraltar
Michael Castiel	57/63 Line Wall Road, Gibraltar	Lawyer (Partner)	Hassans, International Law Firm, 57/63 Line Wall Road, Gibraltar	British
Desmond Roger Reoch	57/63 Line Wall Road, Gibraltar	Corporate Management (Managing Director)	Line Management Services Limited, Corporate Management, 57/63 Line Wall Road, Gibraltar	British

D-1

SCHEDULE E

ADDITIONAL INFORMATION CONCERNING LUMEN INVESTMENTS S.À R.L.

Name	Business Address	Present Principal Occupation or Employment	Name, Principal Business and Address of Principal Employment	Citizenship
Cédric BRADFER	65, boulevard Grande Duchesse Charlotte L-1331 Luxembourg Luxembourg	Employee Team Manager	Intertrust (Luxembourg) S.A., Trust Services 65, boulevard Grande Duchesse Charlotte L-1331 Luxembourg	Belgium
David CATALA	65, boulevard Grande Duchesse Charlotte L-1331 Luxembourg Luxembourg	Employee Team Manager	Intertrust (Luxembourg) S.A., Trust Services 65, boulevard Grande Duchesse Charlotte L-1331 Luxembourg	Belgium
Pierre CLAUDEL	65, boulevard Grande Duchesse Charlotte L-1331 Luxembourg Luxembourg	Employee Senior Relationship Manager	Intertrust (Luxembourg) S.A., Trust Services 65, boulevard Grande Duchesse Charlotte L-1331 Luxembourg	France
Jean-Christophe DAUPHIN	65, boulevard Grande Duchesse Charlotte L-1331 Luxembourg Luxembourg	Employee Team Manager	Intertrust (Luxembourg) S.A., Trust Services 65, boulevard Grande Duchesse Charlotte L-1331 Luxembourg	France
Benoît NASR	65, boulevard Grande Duchesse Charlotte L-1331 Luxembourg Luxembourg	Employee Director	Intertrust (Luxembourg) S.A., Trust Services 65, boulevard Grande Duchesse Charlotte L-1331 Luxembourg	Belgium

E-1

Ruth BRAND	65, boulevard Grande - Duchesse Charlotte L-1331 Luxembourg Luxembourg	Employee Senior Relationship Manager	Intertrust (Luxembourg) S.A., Trust Services 65, boulevard Grande Duchesse Charlotte L-1331 Luxembourg	Belgium
Georges SCHEUER	65, boulevard Grande - Duchesse Charlotte L-1331 Luxembourg Luxembourg	Employee Deputy Team Manager	Intertrust (Luxembourg) S.A., Trust Services 65, boulevard Grande Duchesse Charlotte L-1331 Luxembourg	Luxembourg

E-2